

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

AMPERE ELECTRIC CARS, INC.

395 Santa Monica Place, Unit 308
Santa Monica, CA 90401

http://amperemotor.com

160 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1600 shares of Common Stock ($100,800)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 160 shares of Common Stock ($10,080)

Company	AMPERE ELECTRIC CARS, INC.
Corporate Address	395 Santa Monica Place, Unit 308, Santa Monica, CA 90401
Description of Business	Ampere Motor USA designs and manufactures electric vehicles that are beautiful, fun-to-drive, and affordable. Ampere has already built a couple of working prototypes and is getting ready to start mass production in 2018. Ampere plans to sell vehicles worldwide.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$63 per share
Minimum Investment Amount (per investor)	$189

Perks*

$700+ Ampere T Shirt & 3% discount on your Ampere purchase

$2000+ Personal tour of our factory in California & 6% discount on your Ampere purchase

$5000+ Personal tour of our factory in California & 10% discount on your Ampere purchase

$20000+ Personal tour of our factory in California & 15% discount on your Ampere purchase & personalized graphics on vehicle

*All perks occur after the offering is completed. All discounts are limited to purchase of 1 vehicle

The 10% Bonus for StartEngine Shareholders

AMPERE ELECTRIC CARS, INC. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $63 / share, you will receive 1 Common Stock bonus share, meaning you'll own 11 shares for $630. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<center>THE COMPANY AND ITS BUSINESS</center>

The company's business

Description of Business

Ampere Motor USA designs and manufactures electric vehicles that are beautiful, fun-to-drive, and affordable. Ampere has already built a couple of working prototypes and is getting ready to start mass production in 2018. Ampere plans to sell vehicles worldwide.

Sales, Supply Chain, & Customer Base

Ampere has already received a great number of pre-orders from exhibitions such as the Los Angeles Auto Show, Shark Tank Appearance, and its Facebook page. Ampere plans to partner with parts suppliers and assemble its vehicles in California. Ampere has started mass production for chassis and power train components.

Competition

Our closet main competitors may be the Nissan Leaf or the Tesla Model 3.

Liabilities and Litigation

The company has no long-term liabilities, and management knows of no pending or threatened litigation.

The team

Officers and directors

Tony Chan	Founder, CEO, and Director
Judy Szeto	Corporate Secretary, Director

Tony Chan
Tony has been a car fanatic all his life; he started waxing his neighbors' cars for pocket money when he was 7, and repaired and sold classic cars to pay for all his tuition and expenses when he was at UCLA. He then worked as a software engineer at Microsoft and built race cars on the side. Tony then left Microsoft to start his venture in product design and manufacturing; he successfully supplied various product lines to large national retailers such as Sears and Lowe's. Tony and his team started the Ampere project more than 4 years ago to design and build green, affordable, and exciting vehicles for everyone to enjoy. Tony also worked at Coolpeds as a director from 2013 to 2017. Tony now works at Ampere full time.

Judy Szeto
Judy ran a manufacturing and trading company for over 15 years in Los Angeles. From 2015 to 2017, Judy did not work for any company. Since August, 2017, she has been working full-time for Ampere.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **The transferability of the Securities you are buying is limited** Any stock/note

purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Voting Rights** The Common Stocks that you are buying have voting rights attached to them. However, you will be part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **We may never have an operational product.** It is possible that there may never be an operational vehicle for sale or that the product may never be used to engage in transactions. It is possible that the failure to release the vehicle is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Government Regulation** The laws and regulations concerning the sale of our vehicles may be subject to change and if they do then the sale of our vehicles may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **Potential Litigation associated with motor vehicles** Our Company may face potential litigation as a result of the use of our vehicles on public streets. This does not suggest that our Company is liable or that our vehicles have any defect. However, users of our vehicles or those around or vehicles may bring suit based on the nature of our product. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

- **We are in production stage** We have started production for major chassis and drivetrain components. And we still need to prepare for production for body panels and some accessory parts.

- **Ampere Trademark** The owner of the company owns the right to Ampere's Trademark, not the company itself.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tony Chan, 94.84% ownership, Common Stock

Classes of securities

- Common Stock: 970,000

Common Stock

The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 970,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding Common Stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Shares are subject to and may be adversely affected by, the rights of any additional classes of shares that we may designate in the future.

- Convertible Promissory Note: 1,000

On February 10, 2018 the Company issued a $1,000 convertible note to Expert Dojo ("Holder") which could convert into equity in the company according to the terms of conversion below.Pursuant to the note agreement, the Company promises to pay the Holder the principal sum ("Principal") together with interest thereon at the rate of 2% per annum. Unless converted, the principal amount and all interest on this Note shall become due and payable upon demand by the Holder to the Company at anytime following the date that is 18 months from the date of this Note, unless extended by the Company for an additional 6 months by providing written notice to the Holder. Interest shall only be due and payable upon repayment of the Note.

2.1. Definitions. As used in the Note, the following terms have the following meanings:

(b) "Conversion Percentage" means 1% upon execution of this Agreement. Thispercentage may be increased to an additional 0.5% as determined by whether or not the Companyhas secured Qualified Financing within 12 months of this Note. If the Company has not securedQualified Financing within 12 months, or has not substantially performed its end of the bargain,then the term shall mean 1.0%, but if it has secured Qualified Financing and has substantiallyperformed its obligations within 12 months, the term shall mean 1.5%. In addition, this ConversionPercentage shall be applied to any money related to an ICO of the Company.

(f) "Qualified Financing" means the Company's next equity financing in which itissues Qualified Preferred Stock, with aggregate proceeds to the Company, not including proceedsfrom the Note, of at least $500,000 from all financing sources up to, and including, such financinground.

2.2. Automatic Conversion on Qualified Financing. At the closing of a Qualified Financing,all principal and interest under the Note shall automatically convert, immediately prior to such QualifiedFinancing, into the number of shares of Common Stock that is equal to the greater of (A) the total principal and accrued interest of the Note divided by the Qualified Preferred Stock Price; or (B) the

ConversionPercentage multiplied by the number of equity securities of the Company, on a fully-diluted basis, including(i) the shares issued upon conversion of this Note, (ii) any outstanding Convertible Securities, and (iii) any authorized but unissued shares in the Company's equity incentive plan, but excluding (y) any increase in theCompany's stock plan being effected in connection with the Qualified Financing, and (z) any QualifiedPreferred Stock issued in such Qualified Financing (the "Fully Diluted Capitalization"). The Company shall notify the Holder prior to the closing of the Qualified Financing as to the timing and terms of theQualified Financing. In connection with any such conversion, the Holder shall be required to execute and deliver customary stock purchase, voting and other customary agreements consistent with those to be executed and delivered by Company in a form acceptable to counsel to the Company (the "Common StockPurchase Agreements").

2.3. Conversion If No Qualified Financing. Unless otherwise converted pursuant to Section2.2, or otherwise as accelerated by Section 1.3 above, if the Note is outstanding after the Due Date (and without extension), the Principal and all accrued interest on this Note shall, at the option of the Holder,either (i) convert into that number of shares of Common Stock based on the Fully Diluted Capitalization method in Section 2.2, at the Conversion Percentage, or (ii) become due and payable upon demand by theHolder to the Company. Upon any such conversion, all obligations to repay or convert principal and interest hereunder shall be automatically extinguished (without any need of Holder to return this Note to the Company). In connection with any such conversion, the Holder will execute and deliver a customary stock award agreement and any customary investment documents to which other holders of Common Stock are bound (the "Common Stock Agreements").

2.4. Optional Conversion on Sale Transaction. If a Sale Transaction is to be consummated while the Note is outstanding, the Holder may elect, by delivery of written notice to the Company, effective immediately prior to the closing of such Sale Transaction, to (A) cancel the note in exchange for an amount of consideration equal to $10,000 or (B) exchange the Note for a number of shares of Common Stock equalto the Conversion Percentage multiplied by the number of equity securities of the Company, on a fully-diluted basis, including (i) the shares issued upon conversion of this Note, (ii) any outstanding ConvertibleSecurities, and (iii) any authorized but unissued shares in the Company's equity incentive plan. In connection with any such conversion, the Holder will execute and deliver Common Stock PurchaseAgreements. The Company shall notify the Holder as soon as reasonably practicable prior to the closing of a Sale Transaction as to the timing and terms thereof.

- Simple Agreement for Future Equity (SAFE): 100,000

On June 2, 2018 the Company issued a $100,000 SAFE which may convert into equity in the company according to the terms of conversion below.

Valuation Cap: $20,000,000

Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument,the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, theInvestor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the PurchaseAmount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to theInvestor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to theirPurchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to theCash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change ofControl to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-OutInvestors will automatically receive the number of shares of Common Stock equal to the remaining unpaid PurchaseAmount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, theCompany will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respectivePurchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise been titled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

What it means to be a Minority Holder

The holders of shares of the Company's Common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Holders of Common Stock are entitled to one vote per share held.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

We intend to do a Regulation D offering. The company also took on a convertible notes that could convert into 10,000 shares.

We are in communication with an individual investor for the amount of $100,000, at a valuation cap of $20,000,000.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In the past few years, we have invested much of our own funds into designing, building prototypes, and getting ready for mass production. We have received about 400 pre-orders within about 4 months. We plan to start mass production this year. In addition, we have started mass production on powertrain and chassis components already.

At Ampere, we believe in the highest quality products, stylishly made at the lowest possible price and we plan for our manufacturing system to follow this process.

From the very beginning we have avoided the the normal risk of high automotive manufacturing costs by working with established automotive plants to produce high quality parts and assembling the Amperes locally at our own assembly lines.

Currently, our gross margin is expected to be 25% and net profit margin 15%. Under our current structure, we believe we can operate the company indefinitely without new capital injection. The money we are raising will be used to scale us well beyond what we can currently do ourselves.

Financial Milestones

We have received about 400 pre-order deposits in Q1 and Q2 of 2018 equaling $80,000 and which will translate into $4 million of sales once the cars are produced and delivered. We expect to become cash flow positive once we start production this year.

We intend to do a Regulation D offering in the near future.

Sales projection for 2019 is approximately $60,000,000; based on 6000 vehicles being sold; we believe this number to be realistic based on our presales to date and the current and growing market demand for affordable electric vehicles. We expect a gross profit margin of 25%, resulting in a $15,000,000 gross profit. We intend to invest additional proceeds on top of expenses back into the business.

With an additional raise of more funds we believe we can increase sales by 3x in the following year.

Sales projection for 2020 is approximately $200,000,000. And we expect the gross profit margin to be 30%.

Changes in market condition are always possible, however, we see little risk with Ampere Motor's innovative lean manufacturing footprint. It is always possible that demand for electric cars can decrease or that consumers may fall out of love with our beautiful designs; however, we believe both scenarios seem unlikely based on the current popular demand. In summary we believe we are very bullish on our future sustainability and growth.

Liquidity and Capital Resources

The company is currently cash flow positive. We are receiving deposits on a daily basis. And we believe unlike many other electric car companies, we plan to be ready for production within the next 3-4 months. We estimate the upfront costs to be only $1 million to set up the lean assembly plant in California and the molding for body panels. All other funds will be for driving sales and brand awareness. We expect to make a profit on each Ampere sold to aim to stay cash flow positive as a company. Our goal is to keep the company socially and fiscally responsible.

On June 2, 2018, the company raised $100,000 in SAFE Notes from a single investor.

We plan to have a Regulation D offering to raise additional capital this year to fuel rapid expansion for our brand.

Indebtedness

On February 10, 2018 the Company issued a $1,000 convertible note to Expert Dojo ("Holder") which could convert in shares of the Company from reflecting between 1 - 1.5% ownership. Please see the "Classes of Securities Outstanding" section of the Offering Document for additional details related to conversion of the note. Pursuant to the note agreement, the Company promises to pay the Holder the principal sum ("Principal") together with interest thereon at the rate of 2% per annum. Unless converted, the principal amount and all interest on this Note shall become due and payable upon demand by the Holder to the Company at anytime following the date that is 18 months from the date of this Note, unless extended by the Company for an additional 6 months by providing written notice to the Holder. Interest shall only be due and payable upon repayment of the Note.

Recent offerings of securities

- 2018-06-02, Regulation D, 100000 SAFE. Use of proceeds: $100,000 in SAFE Notes from 1 investors Us of Proceeds: Not yet used, intended uses 80% R&D, 20% Marketing

Valuation

$61,110,000.00

The price of the shares merely reflects the opinion of the Company as to what would be fair market value. We have based the valuation partly on current moment of pre-orders and projections of futures sales. In addition, the tremendous media exposure from major outlets such as Shark Tank, CNBC, Forbes, and the Hammacher Catalog also contribute to the valuation of the company. A comparable company is Sondors Electric Car, which is valued at $100 million and is only at prototype stage, while Ampere is already at production stage. We have started production for major chassis and powertrain components already a few months ago, and we are raising funds to kick off our complete car production this year. The pre-money valuation includes 10,000 shares in the calculation for a currently unconverted Convertible Note.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,080	$100,800
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$604.80	$6,048
Net Proceeds	$9,475.2	$94,752

Use of Net Proceeds:		
R&D & Production	$6,064.128	$60,641.28
Marketing	$1,895.04	$18,950.4
Working Capital	$1,516.032	$15,160.32
Total Use of Net Proceeds	$9,475.20	$94,752

We are seeking to raise a minimum of $10,080 (target amount) and up to $100,800 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise $108,000, we believe the amount will last us 1 year.

For R&D and production, we will use the funds mostly to set up the final assembly plant.

For working capital, we will use the funds to pay for daily operations.

For marketing, most of the funds will be used for online marketing on Facebook and Google. We will also organize test drive tours across the states and set up pop-up experience mobile showrooms at high traffic shopping malls.

If we exceed our $100,800 goal, we intend to increase our overallotment amount up to $1,069,992. We believe the amount will last us 2 years in full production mode and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

About 80% for setting up final assembly line and building parts to manufacture vehicles to fulfill pre-orders. About 20% for marketing and operations.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.amperemotor.com in the section labeled Ampere Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AMPERE ELECTRIC CARS, INC.

[See attached]

I, Tony Chan, the CEO (Principal Executive Officers) of Ampere Electric Cars Inc., hereby certify that the financial statements of Ampere Electric Cars Inc. and notes thereto for the periods ending December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Ampere Electric Cars Inc. has not yet filed its federal tax return for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___5/26/2018___ (Date of Execution).

_____*Tony Chan*_____ (Signature)

_____CEO_____ (Title)

_____5/26/2018_____ (Date)

AMPERE ELECTRIC CARS INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017

Ampere Electric Cars Inc.
Index to Financial Statements
(unaudited)

AMPERE ELECTRIC CARS INC.
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets		
Current Assets:		
Cash	$	-
Total Current Assets		-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets	$	-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-
Stockholders' Equity		
Contributions		250,000
Retained Earnings		(250,000)
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	$	-

AMPERE ELECTRIC CARS INC.
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		-
Operating Expenses-		
R&D Costs (Prototype)		250,000
Total Operating Expenses		(250,000)
Net Income/(Loss)	$	(250,000)

AMPERE ELECTRIC CARS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR DECEMBER 31, 2017
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
August 17, 2017	-	$ -	$ -	$ -
Contributions	970,000	250,000	-	250,000
Net Income/(Loss)	-	-	(250,000)	(250,000)
December 31, 2017	-	$ 250,000	$ (250,000)	$ -

6

AMPERE ELECTRIC CARS INC.
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(250,000)
Net Cash Used in Operating Activities	$	(250,000)
Cash Flows From Financing Activities		
Contributions	$	250,000
Net Cash Received from Financing Activities		
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

AMPERE ELECTRIC CARS, INC. was formed on 08/17/2017 ("Inception") in the State of California. The financial statements of **AMPERE ELECTRIC CARS, INC.** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Monterey Park, CA.

Ampere Electric Cars, Inc. designs and manufactures electric vehicles that are beautiful, fun-to-drive, and affordable. Ampere has already built a couple of working prototypes and is getting ready to start mass production in 2018. Ampere plans to sell vehicles and provide vehicle sharing worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales, services, and rental of electric vehicles when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

On February 10, 2018 the Company issued a $1,000 convertible note to Expert Dojo ("Holder") which could convert in shares of the Company from reflecting between 1 - 1.5% ownership. Please see the "Classes of Securities Outstanding" section of the Offering Document for additional details related to conversion of the note. Pursuant to the note agreement, the Company promises to pay the Holder the principal sum ("Principal") together with interest thereon at the rate of 2% per annum. Unless converted, the principal amount and all interest on this Note shall become due and payable upon demand by the Holder to the Company at anytime following the date that is 18 months from the date of this Note, unless extended by the Company for an additional 6 months by providing written notice to the Holder. Interest shall only be due and payable upon repayment of the Note.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company currently has 1,000,000 Common Shares authorized. 920,000 of these common shares are held by Tony Chan; 50,000 shares of these common shares are held by Wei Wang.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 22, 2018, the issuance date of these financial statements. Our current financial statements have a fiscal year end date of December 31, 2017.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Ampere Electric Car is pending **StartEngine Approval.**

0

Investors

$0.00

Raised of $10.1K – $101K goal

Ampere Electric Car
$9,900 Electric Sports Roadster

AMPERE

● Small OPO   ⌂ Santa Monica, CA   🏷 Transportation
⊘ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Bringing Stylish, Innovative Electric Vehicles to the Modern Consumer

Invest in Ampere Motor



are affordable. Our three-wheel roadster is just under $10,000, making our vehicle accessible to everyone, not just the wealthy. **People love that our roadsters are sophisticated, sleek, and fun to drive.**

We have seen that many **environmentally conscious people** are consumers who have opted to trade out their traditional gas-guzzling vehicles for cleaner alternatives.



According to a recent report from the International Energy Agency (IEA), 2016 was a record yer for electric vehicle (EV) sales. More than 750,000 EVs were sold worldwide last year, compared to 547,220 sold in 2015. While that may sound like a lot, according to the same agency, **it's actually only 0.2%** of the estimated 250-260 million vehicles on the road in the United States today.

Why so few? We believe it comes down to two reasons: lack of access and lack of options.

Most electric cars do not come cheap. A Tesla roadster goes for just over $100,000, according to the Tesla website.



Even for less sophisticated "economy" models, the average price tends to sit at around $40,000, based on Consumer Reports. The census bureau states that the average American household income barely exceeds $55,000 so how can a majority of people afford the current high priced electric cars?

Tony Chan

Founder, CEO, and Director









Founder, CEO, and Director

CNBC and Shark Tank

BEHIND THE WHEEL
AMPERE MOTOR TO LAUNCH ELECTRIC SPORTS CAR AT LA AUTO SHOW
CNBC

Shark Tank Appearance

Ampere

The Offering

Investment

$63/share of Common Stock | When you invest you are betting the company's future value will exceed $61.2M.

Perks*

$700+ Ampere T Shirt & 3% discount on your Ampere purchase

$2000+ Personal tour of our factory in California & 6% discount on your Ampere purchase

$5000+ Personal tour of our factory in California & 10% discount on your Ampere purchase

$20000+ Personal tour of our factory in California & 15% discount on your Ampere purchase & personalized graphics on vehicle

**All perks occur after the offering is completed. All discounts are limited to purchase of 1 vehicle*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our Mission is to Build and Sell Exhilarating, Safe, and Affordable Electric Vehicles for the Masses.

The Ampere Motors Story

The Ampere Motor team consists of passionate and highly experienced car designers, engineers, and race drivers. Our Co-Founder Tony Chan has been a car fanatic all his life. He started waxing his neighbors' cars for pocket money when he was seven and repaired classic cars to pay for his tuition and expenses when he was at UCLA. He then worked as a software engineer at Microsoft and built race cars on the side. Tony then left Microsoft to start his venture in product design and manufacturing; he successfully supplied various product lines to large national retailers such as Sears and Lowe's.

Tony and his partners started the Ampere project more than four years ago to **design and build green, affordable, and exciting vehicles** for

everyone to enjoy. Currently, Ampere is working with world-class designers and engineers from the same institutions from which the designers of Audi, Mercedes, and Ferrari designers come.



The body of the **Ampere Roadster combines vintage race car elements as well as futuristic curves and lines.** Even the Sharks on Shark Tank said it looked amazing and everyone who sees it will most likely want to get behind the wheel.



Some of the first vehicles to hit the market at the turn of the 20th Century were three-wheel roadsters. Today Ampere is putting a 21st Century twist on that model, creating sporty roadster convertibles that look like they belong on an Italian racetrack. Registered as motorcycles, they only require a regular driver's license to operate.

Our three-wheeler offers up to **160 km of range** in its most basic configuration, while owners who wish to take more extensive trips can **upgrade to up to 240 km.** Regardless of battery life, the sprint from 0 to 60 mph takes about eight seconds, and top speed checks in at about 100-120 km/h (60-75 mph).

Recharging the three-wheeled 'one's' battery takes about 5-6 hours when plugged into a regular household power outlet; about 2 hours via a level 2 charger. Once charged, the charge will last for up to 160 km before requiring another charge.

"We wanted to make an electric car that is affordable to as many people as possible, so we designed the ampere 1 to be simple and practical. at the same time, it's also stylish like an exotic sports car and really fun to drive. our team has been driving race cars for over 20 years, so we use a lot of race car technology in this car. it's built with a very strong and lightweight race car derive tubular chassis and a double wishbone suspension similar to that of luxury sports cars."

Tony Chan
Co-Founder of Ampere Motor

The Ampere Motor Electric Roadster

Specifications

Subject to change as we finalize mass production.

- Range: up to 100 miles, upgrade-able to 150 miles for $2800
- 0-60: about 7-8 seconds
- Top speed: 60-75 mph for mostly city driving, optimal efficiency, and safety
- Smart regenerative braking and automatic transmission
- Trunk space: Fits about the size of one golf bag
- Windshield comes standard
- Warranty: 3 years
- Includes charger that conveniently charges in a regular outlet in 5-6 hours. With a level 2 charger, it charges in 2-3 hours

Options

Costs are approximate.

- Removable hardtop: $1500
- Radio and stereo system:$299
- AC/Heater system: $1000
- 10 colors: silver, red, black,white, blue, green, gold, grey, purple, bronze



How Do We Keep Prices So Low?



As explained during our appearance on Shark Tank, we designed the Ampere Roadsters to be simple and practical, similar to Henry Ford's vision when he built the Model T. In addition, we have developed an innovative manufacturing and vehicle system. These require only a few million dollars for mass production and worldwide sales to begin.

Ampere Motor has already started production on chassis and powertrain components. We are already more than 80% mass production ready right now, and **our goal is to become profitable once our first run vehicles finish production later this year.** We believe this is an absolute first in this industry.

At launch, our initial low-volume gross profit margin should be at least 20%. Within two years, we anticipate high-volume profit margins of between 25 and 40%. Ampere has already received hundreds of pre-orders over the past few months and demand is only increasing.

With your investment, Ampere Motors will target fulfillment of our current pre-orders and further our goal of helping more people to drive toward (and for) environmental sustainability.



We Have Already Received Hundreds of Pre-Orders
When we showcase our Ampere Roadster, most of the people who it becomes excited enough to place one on preorder. As we want to make our roadsters accessible to as many people as possible, we are requiring only $200.00 for reservations.

The Ampere Model
The Ampere roadster is perfect for a city commute and weekend fun. Our vehicles are designed to look and do great at the same time, for an affordable price. The windshield will be standard and optional removable top will be offered.

"The unusual vehicle (it will need to be registered as a motorcycle) on display was just a prototype, but it's one that the team has apparently been testing and driving for a year already. Co-founder Tony Chan said that what you see is 90-percent production ready and that the plan is to start building these trikes in the summer of 2018."

Forbes

What Early Adopters and Investors Are Saying





"Just paid the $200 deposit for my new car!!!! I think this is an amazing idea and would be willing to invest. How do I invest?"

Brian

"Do you have more info on your electric car... Your car I think is better than Tesla a price point the masses can afford. Good luck. Love more info and if you plan to take your company public. Thank you."

Steve V.

"Hi, I'm quite interested in your car. Two questions I have. Would I be able to invest in this company, maybe an IPO coming? Also, could I buy this car with a windshield and roof option or is one at least planned and when?"

Michael

"I guess you could say this new car is positively ELECTRIFYING! In all seriousness, it looks absolutely fantastic for a vehicle that is much more affordable than most other cars on the market. Two thumbs up from this guy."

Brandon Cade

Just How Big is the Market?



According to a recent article in Forbes, the total number of electric vehicles globally is poised to climb from 1.2 million in 2017 to 1.6 million in 2018. This trend is only expected to continue, with an estimated 2 million electric vehicles on the road in 2019.

This is a fantastic beginning for growth. We're even more optimistic about growth than the above numbers. Other companies, following Ampere's footsteps by making electric vehicles more affordable and exciting, can speed up adoption among segments of the market that are currently priced out.

The Ampere Motor Difference

We want drivers of our roadster to stand out in their vehicles. We want them to stand out as a result of the cutting-edge design, and also because driving a vehicle that's affordable and green makes an appreciable, positive difference for the world.



To date, we have pre-sold around 400 Amperes for $200.00 pre reservation, which translates to more than $4-million dollars in future receivable sales. This has all happened just in the past couple months since our initial launch.

This is just the beginning. As more people learn about our exciting, affordable, and green vehicle, we expect momentum to build.

With your investment, we can fulfill our current orders and begin the work of taking Ampere Motor to even grander heights. **Again this is a first in the industry, and our goal is to deliver up to 100,000 Amperes within the next four years. Invest in Ampere Motor today, and help us spark the next electric-vehicle revolution in the automotive industry.**







August 2013

Vision and project started

We came up with the vision of building fun, beautiful, and very affordable electric vehicles. We teamed up with talented designers and engineers whom we found from our vast network in car racing.

March 2016

Began building the prototype

After many iterations on the design, we began building and testing a full scale working prototype vehicle.

August 2017

AMPERE

Ampere Electric Cars, Inc was born

We officially registered our company Ampere Electric Cars, Inc. in California.

November 2017

On CNBC & Obtained Federal Manufacturer Approval

We got our federal manufacturer approval to start production.

December 2017

LA Auto Show

Ampere officially launched the first working prototype at the Los Angeles Auto Show.

Jan 2018

CES Vegas

Ampere exhibited at the world's largest consumer electronics show CES in Las Vegas.

Feb 2018

PRODUCTION started!

Ampere started production on major chassis and powertrain components!

Feb 2018

Ampere on Shark Tank!

We appeared on Shark Tank and received about 200 pre-orders and massive number of emails from customers, investors, and distributors right after the show.

March 2018

Launched experience center

Ampere launched its first national customer experience center in beautiful Santa Monica next to the beach!

April 2018

400 Pre-orders & DMV license plate approved

About 200 orders came from Shark Tank and the rest from digital advertising (cost to acquire each customer only about $40!). Ampere got the license plate approved by the DMV and ready for the road.

May 2018

Ampere trademark officially granted

United States Patent and Trademark Office granted our Ampere trademark, registration number 5469256!

Summer-December 2018

Complete vehicle production begins

We will start mass production on the first batches of Amperes. (ANTICIPATED)

In the Press

CNBC

SHOW MORE

Meet Our Team



Tony Chan

Founder, CEO, and Director

Tony has been a car fanatic all his life; he started waxing his neighbors' cars for pocket money when he was 7, and repaired and sold classic cars to pay for all his tuition and expenses when he was at UCLA. He then worked as a software engineer at Microsoft and built race cars on the side. Tony then left Microsoft to start his venture in product design and manufacturing; he successfully supplied various product lines to large national retailers such as Sears and Lowe's. Tony and his team started the Ampere project more than 4 years ago to design and build green, affordable, and exciting vehicles for everyone to enjoy. Tony also worked at Coolpeds as a director from 2013 to 2017. Tony now works at Ampere full time.





Filipe G.
Senior Automotive Designer
Filipe has over 20 years of experience in automotive design and engineering, He was on the original Mercedes Smart Car design team.



Dr. Gene Liu
Senior Manufacturing Advisor and Expert in Electric Drive
Gene has a PhD from the University of Michigan and Masters from Columbia University in engineering. He has over 15 years of experience in large scale automotive mass production. He worked at GM and Ford in vehicle production. He has also published numerous research papers in electric vehicles and advanced battery technologies.



Brian Mahon
Senior Business Strategist
Brian Mac Mahon is a serial entrepreneur and investor and has owned companies in over 35 countries.





Angela Chan
Assistant Marketing Manager
Angela has over 6 years of experience in design and social marketing.



Gabriel Lin
Automotive Designer and Mechanical engineer
Automotive designer and mechanical engineer with years of experience.



Judy Szeto
Corporate Secretary, Director
Judy ran a manufacturing and trading company for over 15 years in Los Angeles. From 2015 to 2017, Judy did not work for any company. Since August, 2017, she has been working full-time for Ampere.



Tejesh G.
Automotive Designer
Tejesh has a masters degree in transportation design from the world famous Art Center College of Design in Pasadena. He has worked on various projects for companies such as Fiat Chrysler.



Dr. Frank Y.
Senior Automotive Engineer
Frank has a PHD in automotive engineering. He worked at Toyota and was head of his university electric car race team.

Offering Summary

Maximum 1600 shares of Common Stock ($100,800)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 160 shares of Common Stock ($10,080)

Company	AMPERE ELECTRIC CARS, INC.
Corporate Address	395 Santa Monica Place, Unit 308, Santa Monica, CA 90401
Description of Business	Ampere Motor USA designs and manufactures electric vehicles that are beautiful, fun-to-drive, and affordable. Ampere has already built a couple of working prototypes and is getting ready to start mass production in 2018. Ampere plans to

sell vehicles worldwide.

Type of Security Offered	Common Stock
Purchase Price of Security Offered	$63 per share
Minimum Investment Amount (per investor)	$189

Perks*

$700+ Ampere T Shirt & 3% discount on your Ampere purchase

$2000+ Personal tour of our factory in California & 6% discount on your Ampere purchase

$5000+ Personal tour of our factory in California & 10% discount on your Ampere purchase

$20000+ Personal tour of our factory in California & 15% discount on your Ampere purchase & personalized graphics on vehicle

*All perks occur after the offering is completed. All discounts are limited to purchase of 1 vehicle

<u>**The 10% Bonus for StartEngine Shareholders**</u>

AMPERE ELECTRIC CARS, INC. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $63 / share, you will receive 1 Common Stock bonus share, meaning you'll own 11 shares for $630. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

[SHOW MORE]

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Ampere Electric Car to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Range up to 100 miles

From $9,900

Spice up your commute

Ampere Electric Cars

Electrify Life

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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